UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

TOP KINGWIN LTD

(Exact name of registrant as specified in its charter)

Room 1304, Building No. 25, Tian’an Headquarters Center, No. 555

North Panyu Avenue, Donghuan Street

Panyu District, Guangzhou, Guangdong Province, PRC

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Entry into New Business

Overview

The Company has been providing business services in China to young and emerging companies since 2018, including (i) corporate business training services, which mainly focus on advanced knowledge and new perspectives on the capital markets, (ii) corporate consulting services, which mainly focus on various aspects of fundraising, (iii) advisory and transaction services. Since late 2024, the Company launched new business initiatives including sales of devices to support data collection and analysis and sales of robots to business clients. Currently, the Company’s operations in the new business are primarily limited to the sale and distribution of third-party robotic products.

Market Analysis

The Company primarily participates in the emerging market for artificial intelligence (“AI”)-enabled desktop robotic solutions for office and small business use. This market is characterized by increasing adoption of automation technologies, particularly among small and medium-sized enterprises (SMEs) seeking to improve efficiency.

The industry is fragmented, with providers offering a range of hardware and software solutions. Adoption is influenced by factors such as cost, ease of deployment, and ongoing technical support.

The Company intends to integrate commercially available hardware with software solutions that are currently under development to address these needs. Its target customers are primarily SMEs requiring cost-effective and scalable tools.

Products and Services

Products

The Company currently acts primarily as a sales and distribution channel for AI robot products. The Company is in the early stages of developing capabilities to expand into software and platform-based solutions, which are not yet operational. Its current product portfolio consists of one commercialized AI-enabled robotic platform and one additional platform under development.

The TK-D2C is a desktop robot designed for small office and retail environments. It is currently available.

The TK-D3 is a next-generation platform under development and is undergoing testing and certification.

Services

In addition to its hardware products, the Company does not currently generate material revenue from services but plans to develop supporting services across the product lifecycle. These may include AI software integration, subscription-based SaaS platform access, and logistics coordination.

These services are not yet operational and remain subject to development and commercialization risk.

Competitive Strengths

The Company currently competes primarily as a distributor and early-stage developer, and may compete with companies that have more established proprietary technology platforms.

●	Asset-light model: The Company relies on third-party manufacturing while focusing on software development, branding, and distribution.

●	Product development approach: The Company currently has one commercialized product and is developing a second platform intended for more advanced applications.

Cross-border approach: The Company is sourcing and distributing through cross-border suppliers, customer contracts, and development partnerships.

Growth Strategies

The Company intends to develop and expand its AI robotics business through a focused and incremental approach.

●	Geographic expansion: The Company plans to expand beyond Hong Kong into North America through its subsidiary in Colorado, U.S. and may establish potential partnerships with distributors and system integrators.

●	Product and platform development: The Company intends to continue developing its AI robot offerings and related software capabilities, including its planned SaaS platform, to support evolving customer needs.

●	Strategic partnerships: The Company intends to establish partnerships with logistics providers, software vendors, and system integrators to support distribution and product integration.

Customers

The Company’s customers for its AI robotics business currently include one distributor, and the Company does not generate material revenue from software or SaaS services.

●	Distributors: The Company has entered into a sales agreement with Walkers Times International (Hong Kong) Co., Ltd. for the distribution of its products.

●	Enterprise clients: The Company intends to serve enterprise customers, particularly in North America, that require more advanced AI-enabled solutions and related support services.

The Company plans to develop customer support capabilities to facilitate product deployment and ongoing use, although such capabilities remain subject to further development.

Suppliers

We currently source our robotic products from a provider in Hong Kong. The Company is currently dependent on third-party supplier for substantially all of its robotic products, and any disruption could materially impact operations.

The Company plans to establish and expand relationships with third-party partners to support the development and commercialization of its AI robotics business. This includes engaging software development partners for platform and SaaS-related solutions, as well as hardware suppliers for component sourcing and manufacturing support. The Company may also enter into additional arrangements with other suppliers over time to support its operations and reduce reliance on any single provider. These partnerships remain subject to ongoing development and negotiation, and no assurance can be given as to their final terms or implementation.

Research and Development (“R&D”)

The Company intends to invest in R&D to support the advancement of its AI robotics and related software capabilities. These efforts are expected to include the development of next-generation hardware platforms and a SaaS-based software system, with a focus on improving functionality, performance, and integration.

The Company plans to allocate resources toward both hardware and software development, including personnel and related costs, with initial efforts focused on core product and platform capabilities. The timing, scope, and level of such investments remain subject to the Company’s operational progress and available resources.

The Company may continue to pursue additional research and development activities, including enhancements to system performance, multi-device coordination, and data security features, although there can be no assurance as to the successful implementation or commercialization of these efforts.

Risk Factors Relating to Our New Business

We have an evolving business model with still untested growth initiatives.

We are in the early stages of developing our AI robotics and SaaS business, and our business model continues to evolve. There can be no assurance that we will successfully implement our business model, develop new product categories, enter new markets, or execute our growth strategies.

Our current operations include the sale and distribution of AI robot products, while our planned SaaS subscription services and potential professional and joint development activities are not yet operational. Our ability to commercialize these offerings will depend on factors such as product performance, market acceptance, and our ability to establish and maintain customer and partner relationships.

In addition, our SaaS platform has not yet been fully developed, and there can be no assurance that it will be completed on a timely basis or achieve meaningful adoption. Our ability to execute our strategy will also depend on our ability to attract and retain employees, consultants, and other resources with the necessary expertise. If we are unable to do so, our business, financial condition, and results of operations may be materially and adversely affected.

Our business is dependent on our ability to attract and retain highly skilled professionals.

Our success depends on our ability to attract, develop, motivate, retain and effectively utilize highly skilled professionals across our operations in Guangdong, China, and Colorado, USA. We believe that there is significant competition for talented personnel with such skills in these geographic regions and that such competition is likely to continue for the foreseeable future. We compete for such talented personnel not only with other companies in the AI robotics and software development industries but also with companies in adjacent industries, such as technology, consumer electronics, and enterprise software.

Increased hiring and increasing worldwide competition for skilled personnel may lead to a shortage in the availability of suitable personnel in the locations where we operate and hire, and accordingly, we may not be able to retain or hire all of the personnel necessary to meet our ongoing and future business needs. In addition, any reductions in headcount for economic or business reasons, however temporary, could negatively affect our reputation as an employer and our ability to hire engineering personnel to meet our business requirements.

If we fail to attract and retain highly skilled engineering, AI, and software development personnel, we may not have the necessary resources to properly staff projects, and the failure to successfully compete for such personnel could materially and adversely affect our ability to develop and enhance our AI robot products and SaaS platform, and to provide high quality services to our clients. These factors may, as a result, have a material adverse effect on our business, financial condition and results of operations.

Our business is dependent on our collaboration with our vendors and suppliers and changes or difficulties in our relationships with our vendors and suppliers may harm our business and financial results.

Our business is dependent on our collaboration with our vendors. Our vendors or suppliers may fail to meet timelines or contractual obligations, which may adversely affect our business. There is no guarantee that we may maintain stable and long-term business relationships with any vendors or suppliers. If our vendors or suppliers refuse to have business with us and if we are not able to replace these business partners on commercially reasonable terms in a timely manner or at all, our business and results of operations and financial condition would be materially and adversely affected.

At this stage, our products portfolio remains limited, and our gross margin and results of operations may be adversely affected in the future by a number of factors, including decreases in our average selling prices of products, shifts in our product mix, or price increases of certain components or third-party services due to inflation, supply chain constraints, or for other reasons.

Our gross margin could be impacted by the following factors: increased costs (including increased costs caused by inflation, higher interest rates, or supply chain constraints); loss of cost savings if parts ordering does not correctly anticipate product demand or if the financial health of either our partners or our suppliers deteriorates; excess inventory, or inventory holding and obsolescence charges. In addition, we are subject to risks from fluctuating market prices of certain components, which may be incorporated into our products or used by our suppliers to manufacture our products. Supplies of these components may from time to time become restricted, or general market factors and conditions such as inflation or supply chain constraints have in the past affected and may in the future affect pricing of such commodities. Any increase in the price of components used in our products will adversely affect our gross margins.

We may seek acquisition opportunities in industries or sectors which may or may not be outside of our management’s area of expertise.

We are looking for attractive strategic acquisition opportunities with companies that have expertise in AI robotics, edge computing, embedded systems, multimodal AI models, or SaaS platform development. We will consider companies outside of our management’s area of expertise if an acquisition opportunity is presented to us and we determine that such candidate offers an attractive acquisition opportunity for our Company. Although our management will endeavor to evaluate the risks inherent in any particular business combination candidate, we cannot assure that we will adequately ascertain or assess all of the significant risk factors. In the event we elect to pursue an acquisition outside of the areas of our management’s expertise, our management’s expertise may not be directly applicable to its evaluation or operation, and the areas of our management’s expertise would not be relevant to an understanding of the business that we elect to acquire. As a result, our management may not be able to adequately ascertain or assess all of the significant risk factors. Accordingly, any shareholders who choose to remain shareholders following the proposed acquisition could suffer a reduction in the value of their shares. Such shareholders are unlikely to have a remedy for such reduction in value.

We may seek an acquisition with a financially unstable business or an entity lacking an established record of revenue, cash flow or earnings, which could subject us to volatile revenues, cash flows or earnings or difficulty in retaining key personnel.

To the extent we complete an acquisition with a financially unstable business or an entity lacking an established record of revenues or earnings, we may be affected by numerous risks inherent in the operations of the business with which we acquire. These risks include volatile revenues or earnings and difficulties in obtaining and retaining key personnel. Although our officers and directors will endeavor to evaluate the risks inherent in a particular target business, we may not be able to properly ascertain or assess all of the significant risk factors and we may not have adequate time to complete due diligence. Furthermore, some of these risks may be outside of our control and leave us with no ability to control or reduce the chances that those risks will adversely impact a target business.

Our ability to continue to develop and expand our service offerings to address emerging business demands and technological trends, including our ability to sell differentiated services, may impact our future growth. If we are not successful in meeting these business challenges, our business, financial condition and results of operations may be materially and adversely affected.

Our ability to implement solutions for our customers, incorporating new developments and improvements in technology that translate into productivity improvements for our customers, and our ability to develop digital and other new service offerings that meet current and prospective customers’ needs, as well as evolving industry standards, are critical to our success. Our competitors may develop solutions or services that make our offerings obsolete or may force us to decrease prices on our services, which can result in lower margins. Our ability to develop and implement up-to-date solutions utilizing new technologies that meet evolving customer needs in consulting, industry software and solutions, and application services markets, and in areas such as artificial intelligence, in a timely or cost-effective manner, will impact our ability to retain and attract customers and our future revenue growth and earnings.

However, there can be no assurance that our services can meet prospective customers’ needs and evolving industry standards. If we are unable to continue to execute our strategy and develop and expand our service offerings in a highly competitive and rapidly evolving environment, or if we are unable to commercialize such services and solutions and expand and scale them with sufficient speed and versatility, our growth, productivity objectives and profit margins could be adversely affected.

Technological developments may materially affect the cost and use of technology by our customers. Customers may delay spending under existing contracts and engagements and entering into new contracts while they evaluate new technologies. Such delays can negatively impact our results of operations if the pace and level of spending on new technologies by some of our customers is not sufficient to make up any shortfall from delays from other customers. Our growth strategy focuses on responding to these types of developments by driving innovation that will enable us to expand our services offering. If we do not sufficiently invest in new technology and adapt to industry developments, or evolve and expand our business at sufficient speed and scale, or if we do not make the right strategic investments to respond to these developments and successfully drive innovation, our business, financial condition and results of operations, as well as our services and solutions and our ability to develop and maintain a competitive advantage and to execute on our growth strategy could be adversely affected.

If we do not succeed in attracting new clients for our technology services, we may not achieve our revenue growth goals.

Obtaining new clients is important for us to achieve rapid revenue growth. Our ability to attract new clients depends on a number of factors, including our ability to offer high quality technology services at competitive prices, the strength of our competitors and the capabilities of our marketing and sales teams to attract new clients and to sell additional services to existing clients. If we fail to attract new clients or to grow our revenues from existing clients in the future, we may not be able to grow our revenues as quickly as we anticipate or at all.

Our investment costs incurred in developing our software products and platforms may not yield the intended results and can adversely impact our results of operations.

Our investments in technology may not yield the intended results, especially from our research and development. Research and development investments and the consequent adoption of new technology solutions, patents, intellectual property and software products on an ongoing basis are essential elements of our business strategy. This helps us to move up the value chain and be a more relevant technology partner to our customers. While we strive to ensure that our research and development expenditure will yield a sustained customer base and increased revenue, customer buy-in for any new investments in research and development carries with it a possibility of not yielding expected investment results, thereby hampering our growth prospects.

Software failures, breakdowns in the operations of our servers and communications systems or the failure to implement system enhancements could harm our business.

Our success will depend on the efficient and uninterrupted operation of our servers and communications systems once they are deployed. A failure of our network or data gathering procedures could impede services. Despite any precautions we may take, damage from fire, floods, hurricanes, power loss, telecommunications failures, computer viruses, break-ins, and similar events at our facilities could result in interruptions of our operations. In addition, any failure by our computer environment to provide our required data communications capacity could result in interruptions in our service.

Additionally, significant delays in the planned delivery of system enhancements, improvements and inadequate performance of the systems once they are completed could damage our reputation and harm our business. Long-term disruptions in the infrastructure caused by events such as natural disasters, the outbreak of war, the escalation of hostilities and acts of terrorism, particularly involving cities in which we have offices, could adversely affect our business, financial condition and results of operations. To the extent that we suffer loss or damage that is not covered by insurance or that exceeds our insurance coverage, or are required to pay higher insurance premiums, our business, financial condition and results of operations could be materially and adversely affected.

We plan to use open-source software in providing services to our clients. There are risks associated with the use of open-source software that may have an adverse effect on our results of operations and financial condition.

We plan to use open-source software to provide services to our clients. Some of our clients may also be using open-source software on which some of our products and services may need to operate. There are significant benefits and risks associated with open-source software. If a company were to buy a commercial closed source solution for enterprise use, there is an elaborate procedure followed for finalizing and purchasing a product. This includes requirement analysis, defining acceptance criteria, evaluating the product, security considerations, etc. An open-source product, however, might not undergo this kind of evaluation. This could pose business and security risks and lead to some unanticipated costs and may have an adverse effect on our results of operations and financial condition.

Some open-source licenses contain requirements that we make available source code for modifications or derivative works we create based upon the type of open-source software we use or grant other licenses to our intellectual property. If we combine our software with open-source software in a certain manner, we could, under certain open-source licenses, be required to release or license the source code of our software to the public. From time to time, we may be subject to claims asserting ownership of, or demanding release of, the source code, the open-source software and/or derivative works that were developed using such software, requiring us to provide attributions of any open-source software incorporated into our distributed software, or otherwise seeking to enforce the terms of the applicable open-source license. These claims could also result in litigation, require us to purchase a costly license or require us to devote additional research and development resources to re-engineer our software or change our products or services, any of which may have an adverse effect on our results of operations and financial condition.

The AI industry faces its own risks and changing and extensive regulations.

As with most emerging technologies, AI comes with its own set of risks and challenges that could affect its adoption and our business. AI algorithms may be flawed, and the data used could be incomplete or biased. Inappropriate or controversial data practices, by us or by others, could limit the acceptance of our AI-enhanced products and content. Certain AI applications could trigger ethical issues. Should our AI-powered product become controversial due to their effects on human rights, privacy, employment, or other social matters, we risk reputational harm or legal repercussions. In addition, uncertainties regarding the development and application of AI technology present a potential risk. There remains the possibility that AI technology may not progress as anticipated or deliver expected benefits, which could limit the acceptance and popularity of our AI-powered product.

The development and adoption of generative AI technologies are still in their early stages, and their commercial viability is uncertain. There is a risk that the demand for connectivity solutions for such technologies may not meet our expectations or that market acceptance may be slower than anticipated. Failure to achieve widespread acceptance and generate significant revenues from generative AI technologies could negatively impact our financial condition and results of operations.

Furthermore, there are uncertainties around the ownership and intellectual property protection of AI generated content (“AIGC”) products. Using AIGC tools could also lead to potential copyright infringement and other legal challenges. If we are unable to secure the needed permissions or licenses for using AI tools—whether because we cannot identify the rights holder or for any other reason—we might infringe on others’ rights which could lead to monetary claims, fines, penalties, or less content for our users.

The regulatory landscape surrounding generative AI technologies is evolving, and there is currently significant uncertainty as to whether governmental authorities, self-regulatory institutions or other regulatory authorities will take additional action to curtail the development or use of generative AI technologies. Moreover, laws, regulations or industry standards that develop in response to generative AI technologies may be burdensome or may prohibit the deployment of generative AI technologies for one or more uses, any of which could result in lower than anticipated demand for our product.

The technologies we are incorporating into certain of our products and processes may present business, legal, and reputational risks.

We plan to use AI technologies in certain of our products and processes. The use of AI has recently become the source of significant media attention and political debate. The introduction of AI technologies into new or existing offerings may result in new or expanded risks and liabilities, including due to enhanced governmental or regulatory scrutiny, litigation, compliance issues, ethical concerns, confidentiality or security risks, as well as other factors that could adversely affect our business, reputation, and financial results. For example, AI technologies can lead to unintended consequences, including generating content that appears correct but is factually inaccurate, misleading or otherwise flawed, or that results in unintended biases and discriminatory outcomes, which could harm our reputation and business and expose us to liability. We may also not identify inaccurate information, which may expose us to liability. Laws, regulations or industry standards that develop in response to the use of AI may be burdensome or may significantly restrict the deployment of AI, particularly generative AI technologies, in our products or processes.

We may use AI technologies from third parties, which may include open-source software. If we are unable to maintain rights to use these AI technologies on commercially reasonable terms, we may be forced to acquire or develop alternate AI technologies, which may limit or delay our ability to provide competitive offerings and may increase our costs. These AI technologies also may incorporate data from third-party sources, which may expose us to risks associated with data rights and protection and may also lead to the unintended consequences of using AI discussed above. The intellectual property ownership and license rights surrounding AI technologies as well as data protection laws related to the use and development of AI are currently not fully addressed by courts or regulators. The use or adoption of AI technologies into our products may result in exposure to claims by third parties of copyright infringement or other intellectual property misappropriation, which may require us to pay compensation or license fees to third parties. The evolving legal, regulatory and compliance framework for AI technologies may also impact on our ability to protect our own data and intellectual property against infringement.

Our inability to protect our systems and data from continually evolving cybersecurity risks or other technological risks could affect our reputation among our clients and their customers and may expose us to liability.

In conducting our business, we may process and transmit sensitive business information and personal information about our clients, their customers and other parties. We may be a target of malicious third-party attempts to identify and exploit system vulnerabilities and penetrate or bypass our security measures in order to gain unauthorized access to our networks and systems or those of our associated third parties. A successful attempt could lead to the compromise of sensitive, business, personal or confidential information. As a result, we need to proactively employ multiple barriers and controls at different layers of our systems to defend our systems against intrusion and attack and to protect the data we collect. However, we cannot be certain that these measures will continue to successfully counter all current and emerging technology threats that are designed to breach our systems in order to gain access to confidential information.

We also rely on third party vendors for aspects of our cybersecurity strategy, such as to conduct security reviews and penetration tests, and there can be no assurance that the tests conducted by these vendors, or measures we take in response to such tests, will be effective at identifying or preventing any cybersecurity threat.

Our computer systems and the computer systems of our clients could be in the future subject to breach, and our data protection measures may not prevent unauthorized access. The techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and are often difficult to detect. Threats to our systems and our associated third parties’ systems can derive from human error, fraud or malice on the part of employees or third parties or may result from accidental technological failure. Computer viruses and other malware can be distributed and could infiltrate our systems or those of our associated third parties. In addition, denial of service or other attacks could be launched against us for a variety of purposes, including interfering with our services or creating diversion for other malicious activities. Our defensive measures may not prevent downtime, unauthorized access or use of sensitive data. Further, while we carefully select third parties with which we associate, we do not control their actions. Any problems experienced by these third parties, including those resulting from breakdowns or other disruptions in the services provided by such parties or cyber-attacks and security breaches, could adversely affect our ability to service our clients or their customers or otherwise conduct our business.

Furthermore, the costs of systems and procedures associated with any protective measures that we are required to take by our clients may increase and could adversely affect our ability to compete effectively. Any failure to adequately enforce or provide these protective measures could result in liability, protracted and costly litigation, governmental and card network intervention and fines and, with respect to misuse of our clients’ information, lost revenue and reputational harm.

We may be subject to privacy, data protection and information security laws in the jurisdictions in which we operate.

Any potential security breaches and cyber-attacks can lead to shutdowns or system interruptions, and potential unauthorized disclosure of sensitive or confidential information which may result in potentially costly litigation. If any person, including any of our employees, penetrates our network security or otherwise mismanages or misappropriates sensitive or confidential client or customer data, we could be subject to significant fines for violating privacy or data protection and consumer laws or lawsuits, legal liability, loss of clients and damage to our reputation. We may also be liable for damages in the case of such a security or network breach that results in an unauthorized or impermissible disclosure of client or customer data and information.

We also believe that we will be subject to additional such laws and regulations in the future that may be stricter than those currently in force. Although we will take extensive efforts to comply with such applicable laws and regulations, failure or perceived failure by us to comply with rapidly evolving privacy and security laws, policies (including our own policies, which we may update from time to time), legal obligations or industry standards may result in governmental enforcement actions, litigation, fines and penalties or adverse publicity, could require us or our clients to change our or their business practices and could cause our clients to lose trust in us.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report on Form 6-K contains express or implied forward-looking statements that are based on our management’s belief and assumptions and on information currently available to our management. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events, potential acquisition opportunities, or our future operational or financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements in this report on Form 6-K include, but are not limited to, statements about:

●	the implementation of our strategic plans for our new business;

●	our ability to identify sufficient client opportunities and sell our services and products;

●	developments relating to our competitors and our industry;

●	estimates of our expenses, future revenues, capital requirements and our needs for additional financing; and

●	other risks and uncertainties.

In some cases, forward-looking statements can be identified by terminology such as “may,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” “could,” “project,” “intend,” “will,” “will be,” “would,” or the negative of these terms or other comparable terminology and expressions. However, this is not an exclusive way of identifying such statements. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the section entitled “Risk Factors” and elsewhere in this report on Form 6-K. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance. You should read this report on Form 6-K and the documents that we reference in this report on Form 6-K and have filed with the U.S. Securities and Exchange Commission (“SEC”) as exhibits hereto completely and with the understanding that our actual future results may be materially different from any future results expressed or implied by these forward-looking statements.

The forward-looking statements in this report on Form 6-K represent our views as of the date of this report on Form 6-K. We anticipate that subsequent events and developments will cause our views to change. Except as expressly required under federal securities laws and the rules and regulations of the SEC, we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances arising after the date of this report on Form 6-K, whether as a result of new information or future events or otherwise. You should therefore not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this report on Form 6-K. You should not place undue reliance on the forward-looking statements included in this report on Form 6-K. All forward-looking statements attributable to use are expressly qualified by these cautionary statements.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Top KingWin Ltd.

Date: April 24, 2026	By:	/s/ Ruilin Xu
	Name:	Ruilin Xu
	Title:	Chief Executive Officer